FOR IMMEDIATE RELEASE               CONTACT: Dirk Vande Beek
(October 26, 1999)                           Public Relations
                                             Halliburton Company
                                             (713) 676-8097

                                             Guy Marcus
                                             Vice President - Investor Relations
                                             Halliburton Company
                                             (214) 978-2691

             HALLIBURTON BUSINESS UNITS SELECTED AS PREFERRED BIDDER
               FOR OFFSHORE BRAZIL BARRACUDA AND CARATINGA FIELDS

DALLAS, Texas - Halliburton Company (NYSE: HAL) business units Brown & Root Energy Services (BRES) and Halliburton Energy Services (HES) has been selected by Barracuda & Caratinga Development Corporation (BCDC), as the preferred bidder for the development of both the Barracuda and the Caratinga Offshore Fields in Brazil.

Barracuda & Caratinga Development Corporation and Halliburton anticipate contract closure around mid-December 1999. The work will be on a full engineering, procurement, installation and construction (EPIC) basis, including construction of the wells, fabrication and installation of flowline and risers, construction and installation of two floating, production, storage, offloading vessels (FPSOs), and the commissioning, start-up and operations support for both fields. This will be the largest single EPIC contract in recent years.

The Barracuda and Caratinga Fields are in the Campos Basin, offshore Brazil, in 785 and 1035 meters of water respectively. Barracuda & Caratinga Development Corporation has undertaken to negotiate on an exclusive basis with Halliburton.

"We are proud to be selected as the preferred bidder," said Dick Cheney, chief executive officer, Halliburton Company. "We look forward to the completion of the contract with BCDC and starting the work on this important project."

Brown & Root Energy Services supplies engineering, construction, operations and maintenance services to the upstream oil and gas industry worldwide. Its primary role is the engineering, project management, construction and operation of the facilities that are utilized for the production and transportation of oil and gas. Brown & Root Energy Services is a business unit of Halliburton Company, headquartered in Dallas, Texas.

Founded in 1919, Halliburton Company is the world's leading diversified energy services, engineering, energy equipment, construction and maintenance companies. In 1998, Halliburton's consolidated revenues were $17.4 billion and it conducted business with a workforce of approximately 100,000 in more than 120 countries. The Company's World Wide Web site can be accessed at http://www.halliburton.com.



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